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October 5, 2009	Man Chiu Lee
Partner
011-852-3183-4303
manlee@hhlaw.com
VIA EDGAR, FACSIMILE & HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 29, 2009 File No. 333-161813
Dear Mr. Mancuso:
Pursuant to our telephone conversation with Tom Jones, Senior Attorney with the staff, on October 5, 2009, set forth below is the supplemental response on behalf of Asian Financial, Inc. (the “Company”) to the staff’s letter of comment, dated October 2, 2009 (the “Comment Letter”), regarding the above captioned Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).
The Company advises the staff that it has reviewed the staff’s comments to its Registration Statement. The Company acknowledges to the staff that there are pending comments on its Registration Statement. The Company represents that it does not believe that any disclosure to be provided in response to such comments will have a material affect on the Company’s disclosure in its Form 10-K for the period ended June 30, 2009 filed with the Securities and Exchange Commission on September 14, 2009 or the disclosure in the proxy statement.
* * * * *

Mr. Russell Mancuso
October 5, 2009

The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.

Very truly yours,

/s/ Man Chiu Lee

Man Chiu Lee

Enclosure

cc.	Mr. Wenhua Guo
Asian Financial, Inc.

Mr. Christopher Patrick Holbert
Asian Financial, Inc.

Mr. William Suh
Asian Financial, Inc.

Ms. Jeanie Park
Hogan & Hartson LLP

Mr. Kurt Berney
O’Melveny & Myers LLP

Mr. Marty Dunn
O’Melveny & Myers LLP

Mr. Robert Plesnarski
O’Melveny & Myers LLP

Mr. Scott Graziano
O’Melveny & Myers LLP